Exhibit 15.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X (“Article 11”). The unaudited pro forma condensed combined financial information presents the pro forma effects of the Business Combination contemplated in the Business Combination Agreement, including the Mergers, comprising the SPAC Merger between LAMF and Assetco and the Acquisition Merger between Merger Sub and Nuvo, and the Interim Financing, which is recorded in the pro forma adjustments to the unaudited pro forma combined balance sheet as described in Note 3 below.

The assumptions and estimates underlying the unaudited adjustments to the unaudited pro forma condensed combined financial statements are described in the accompanying notes, which should be read in conjunction with, the following included or incorporated by reference elsewhere in this Report:

●	Nuvo’s audited consolidated financial statements and related notes as of and for the twelve months ended December 31, 2023.

●	LAMF’s audited financial statements and related notes as of and for the twelve months ended December 31, 2023.

●	Nuvo’s audited statements of operations for the year ended December 31, 2022.

●	LAMF’s audited statements of operations for the year ended December 31, 2022.

●	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nuvo.

●	Management’s Discussion and Analysis of Financial Condition and Results of Operations of LAMF as set forth in the Prospectus which section is incorporated herein by reference.

The unaudited Pro Forma Condensed Combined Financial Statements do not necessarily reflect what the Post-Combination Company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. The unaudited Pro Forma Condensed Combined Financial Information also may not be useful in predicting the future financial condition and results of operations of the Post-Combination Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

LAMF Global Ventures Corp I (“LAMF”)

LAMF is a blank check company incorporated on July 20, 2021, as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, or reorganization or similar business combination with one or more businesses or entities. On November 16, 2021, LAMF consummated its initial public offering (“IPO”) of 25,300,000 units (“Units”) at a price of $10.00 per Unit, generating total gross proceeds of $253 million. Each Unit consists of one LAMF Class A Ordinary Share (“Public Shares”), and one-half of one redeemable warrant (“Public Warrants”), with each whole Public Warrant entitling the holder thereof to purchase one Class A ordinary share for $11.50 per share.

Prior to the consummation of the IPO, on September 3, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover formation costs in exchange for an aggregate of 7,666,667 Founder Shares. On November 10, 2021, LAMF completed a share capitalization pursuant to which an additional 766,666 Founder Shares were issued to the Sponsor, resulting in an aggregate of 8,433,333 Founder Shares outstanding.

Simultaneously with the Closing of the IPO, LAMF consummated the sale of 1,106,000 Private Placement Units at a price of $10.00 per Private Placement Unit in a private placement to our Sponsor, generating gross proceeds of approximately $11.1 million. Each Private Placement Unit consists of one LAMF Class A Ordinary Share (the “Private Placement Shares”), and one-half of one redeemable warrant (the “Private Placement Warrants”).

On May 11, 2023, the holders of 22,347,384 Public Shares exercised their right to redeem their shares for cash for a price of approximately $10.52 per share, for an aggregate redemption amount of approximately $235.1 million. After the satisfaction of such redemptions, the Trust Account balance was approximately $31.0 million.

Nuvo Group Ltd. (“Nuvo”)

Incorporated in June 2006 and headquartered in Israel, Nuvo is a women’s health and connected pregnancy care company, and has developed INVU by Nuvo, an FDA-cleared, prescription-initiated, remote pregnancy monitoring platform that enables the delivery of remote NSTs, MHR, and FHR monitoring, helping expectant mothers adhere to their prescribed care plan.

Holdco Nuvo Group D.G Ltd. (“Holdco”)

Holdco, a limited liability company organized under the laws of the State of Israel, was incorporated on July 20, 2023, for the sole purpose of effectuating the Transactions. Holdco has no material assets and does not operate any businesses. The historical audited financial statements of Holdco as at July 20, 2023 and as at December 31, 2023, included in this Report, were prepared in accordance with U.S. GAAP and are denominated in U.S. dollars. Following consummation of the Business Combination, Holdco became the parent holding company of Acquisition Surviving Sub and the SPAC Surviving Company, and a SEC registrant.

Holdco prepares its financial statements in accordance with U.S. GAAP and its reporting currency is denominated in U.S. dollars. Accordingly, the unaudited pro forma condensed combined financial information of Holdco as of and for the year ended December 31, 2023 are prepared using a reporting currency of U.S. dollars.

Nuvo Assetco Corp. (“Assetco”)

Assetco is a Cayman Islands exempted company wholly owned by Holdco. Assetco was incorporated to merge with LAMF.

H.F.N Insight Merger Company Ltd. (“Merger Sub”)

Merger Sub is a limited liability company under the laws of the State of Israel, wholly owned by LAMF. Merger Sub was incorporated to merge with Nuvo.

Description of the Merger

On August 17, 2023, the foregoing parties entered into the Business Combination, pursuant to which, (i) one day prior to the Closing, LAMF will merge with Assetco, with Assetco continuing as the surviving entity (“SPAC Surviving Company”) of the SPAC Merger, and each LAMF Class A Ordinary Share issued and outstanding immediately prior to the effective time of the SPAC Merger will be automatically cancelled and converted into the right to receive one Holdco Ordinary Share, and (ii) on the Closing Date, Merger Sub merge into Nuvo, with Nuvo continuing as the surviving entity (“Acquisition Surviving Sub”) of the Acquisition Merger, and each Nuvo Share and each Nuvo Crossover Preferred Share, issued and outstanding immediately prior to the effective time of the Acquisition Merger will be automatically cancelled and converted into the right to receive a number of Holdco Ordinary Shares or Holdco Preferred Shares, respectively, as determined by the Equity Exchange Ratio. The Equity Exchange Ratio is equal to the equity value per share (determined by dividing an aggregate Equity Value of approximately $300 million following Nuvo’s execution of the Philips MPA, by the fully diluted share capital of Nuvo), divided by $10.20 per share. Subsequent to the Mergers, the SPAC Surviving Company will distribute any amounts remaining in the Trust Account to Holdco and will then be liquidated.

The equity exchange and financing related matters associated with the SPAC Merger and the Acquisition Merger are summarized as below. For additional information see “The Business Combination Agreement.”

LAMF Shareholders Merger Consideration

●	At the SPAC Effective Time, by virtue of the SPAC Merger and without any action on the part of LAMF, Assetco or any holder of any LAMF Securities or shares of Assetco, all LAMF Class A Ordinary Shares that were owned by LAMF, Merger Sub or any wholly owned subsidiary of LAMF immediately prior to the SPAC Effective Time were canceled, and no other consideration was delivered in exchange therefor;

●	Each other LAMF Class A Ordinary Share issued and outstanding immediately prior to the SPAC Effective Time automatically converted into a number of validly issued, fully paid and non-assessable Holdco Ordinary Shares based on the SPAC Exchange Ratio equal to 1.00 (provided, however, that if LAMF and Nuvo mutually agree, for Nasdaq or other applicable exchange listing purposes, then the SPAC Exchange Ratio may be some ratio other than 1.00, in which case any other ratios described in the Business Combination Agreement that would be impacted by such change was proportionately adjusted);

●	At the SPAC Effective Time, each ordinary share of Assetco was converted into one ordinary share of the SPAC Surviving Company, which constituted the only outstanding share capital of the SPAC Surviving Company;

●	At the SPAC Effective Time, each Public Warrant that was outstanding immediately prior to the Closing was converted into and became the right to receive a warrant to purchase one Holdco Ordinary Share with the same terms as the Public Warrants (other than the fact that it is exercisable for a Holdco Ordinary Share) and is governed by the Warrant Assignment, Assumption and Amendment Agreement;

●	At the SPAC Effective Time, each Private Placement Warrant that was outstanding immediately prior to the SPAC Effective Time was converted into and became the right to receive a warrant to purchase one Holdco Ordinary Share with the same terms as the Private Placement Warrants (other than the fact that it is exercisable for a Holdco Ordinary Share) and is governed by the Warrant Assignment, Assumption and Amendment Agreement.

Nuvo Shareholders Merger Consideration

●	At the Acquisition Effective Time, by virtue of the Acquisition Merger and without any action on the part of Nuvo, Merger Sub or any holders of Nuvo Shares or capital stock of Merger Sub, all Nuvo Treasury Shares outstanding immediately prior to the Acquisition Effective Time, if any, were transferred to Assetco and no consideration was delivered in exchange therefor;

●	Each Nuvo Share issued and outstanding immediately prior to the Acquisition Effective Time (except for Nuvo Treasury Shares and including, for the avoidance of doubt, any outstanding Nuvo Shares issued upon conversion of the Nuvo SAFEs or Nuvo Convertible Loans or exercise of Nuvo Warrants, in each case to the extent issued and outstanding at the time of the Acquisition Effective Time) was, by virtue of the Acquisition Merger and upon the terms and subject to the conditions set forth in the Business Combination Agreement, automatically deemed to have been transferred to Assetco and automatically deemed for all purposes to represent only the right to receive a number of Holdco Ordinary Shares equal to the Equity Exchange Ratio, and as of the Acquisition Effective Time, each holder thereof ceased to have any other rights in or to Nuvo or the Acquisition Surviving Sub;

●	Each Nuvo Crossover Preferred Share issued and outstanding immediately prior to the Acquisition Effective Time (except for Nuvo Treasury Shares) was, by virtue of the Acquisition Merger and upon the terms and subject to the conditions set forth in the Business Combination Agreement, automatically deemed to have been transferred to Assetco and automatically deemed for all purposes to represent only the right to receive a number of Holdco Preferred Shares equal to the Equity Exchange Ratio, and as of the Acquisition Effective Time, each holder thereof ceased to have any other rights in or to Nuvo or the Acquisition Surviving Sub;

●	Unless otherwise exercised into Nuvo Shares prior to the Acquisition Effective Time, each Nuvo Warrant issued and outstanding immediately prior to the Acquisition Effective Time, was, by virtue of the Acquisition Merger and upon the terms and subject to the conditions set forth in the Business Combination Agreement, assumed by Holdco, and each such Nuvo Warrant was converted into a Converted Warrant to purchase Holdco Ordinary Shares, which warrant shall continue to have and be subject to the same terms and conditions as were applicable to such Nuvo Warrant immediately before the Acquisition Effective Time (including expiration date and exercise provisions), except that: (i) each Converted Warrant shall be exercisable for that number of Holdco Ordinary Shares equal to the product (rounded down to the nearest whole number) of (A) the number of Nuvo Shares subject to the Nuvo Warrant immediately before the Acquisition Effective Time multiplied by (B) the Equity Exchange Ratio and (ii) the per share exercise price for each Holdco Ordinary Share issuable upon exercise of the Converted Warrant shall be equal to the quotient obtained by dividing (A) the exercise price per Nuvo Share of such Nuvo Warrant immediately before the Acquisition Effective Time by (B) the Equity Exchange Ratio;

●	Each Nuvo SAFE was automatically converted into Nuvo Shares immediately prior to the Acquisition Effective Time pursuant to the terms of such Nuvo SAFEs, which was then converted to Holdco Ordinary Shares at the Equity Exchange Ratio;

●	The outstanding principal and accrued interest on each outstanding Nuvo Convertible Loan was automatically converted into Nuvo SAFEs pursuant to the terms of the Nuvo Loan Amendment, and such Nuvo SAFEs was automatically converted into Nuvo Shares and subsequently Holdco Ordinary Shares as described in the immediately preceding bullet.

Accounting for the Business Combination

Nuvo has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances (as described below):

●	Nuvo’s existing shareholders are expected to have the greatest voting interest in the combined entity, excluding the dilutive effect of preferred shares, warrants, and options, approximately 73.7%, and on a fully diluted basis, Nuvo’s existing shareholders have 53.8%. Nuvo’s existing shareholders, therefore, have control over Holdco’s business following consummation of the Business Combination.

●	Nuvo’s existing shareholders have the ability to control decisions regarding election and removal of the majority of the Holdco Board.

●	Nuvo’s senior management are the senior management of Holdco.

Accordingly, the transaction is accounted for as a reverse recapitalization, with LAMF being treated as the “acquired” company for financial reporting purposes. For accounting purposes, the reverse recapitalization is the equivalent of Nuvo issuing shares for the net assets of LAMF, accompanied by a recapitalization as Holdco. As a result of the Business Combination being an in-substance capital transaction, Holdco’s qualifying transaction costs has been treated as an equivalent to equity issuance costs, reflected as a reduction to additional paid-in capital, rather than as an expense, in the unaudited pro forma condensed combined financial information. The net assets of both LAMF and Nuvo has been stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the reverse recapitalization is that of Nuvo.

Outstanding vested and unvested share-based awards of Nuvo has been converted into the right to receive upon vesting or exercise such awards for Holdco Ordinary Shares. Because no terms of such share-based awards are modified upon consummation of the Business Combination, no accounting impact for such outstanding awards is currently expected.

The Public Warrants and Private Placement Warrants of LAMF are not expected to be modified as a result of the Business Combination and are expected to be continued to be treated as equity in Holdco’s financial statements.

Basis of Pro Forma Presentation

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11. The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of Holdco upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the applicable companies been combined as of and for the period(s) presented in the unaudited pro forma condensed combined financial information, and you should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies been so combined or Holdco’s future results. Nuvo and LAMF have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The historical financial information of Nuvo has been adjusted to give effect to material subsequent events for the purposes of the unaudited pro forma condensed combined financial information.

The combined company’s balances described below are performed based on the Trust Account figures as of December 31, 2023, which included $32.1 million of cash and accrued interest held in the Trust Account and 2,952,616 outstanding LAMF Class A Ordinary Shares held by Public Shareholders. This results in an implied redemption price per share of $10.54. On May 11, 2023, as part of the approval of the Extension Proposal, LAMF approved the conversion of 8,433,333 LAMF Class B Ordinary Shares to 8,433,333 LAMF Class A Ordinary Shares (the “Founder Share Conversion”). Further, 22,347,384 LAMF Class A Ordinary Shares were redeemed for approximately $235.0 million at a value of $10.52 per share, based on Trust Account figures at the time of redemption. As a result, there were 12,491,949 LAMF Class A Ordinary Shares outstanding following the approval of the Extension Proposal and, as of December 31, 2023, there were no LAMF Class B Ordinary Shares outstanding. Of the 12,491,949 LAMF Class A Ordinary Shares, 9,539,333 shares were not subject to redemption, which include 1,106,000 shares held by the Sponsor and 8,433,333 shares converted in the Founder Share Conversion that are held by the Sponsor, LAMF’s independent directors and LAMF Insiders.

The following table presents the ownership of Holdco immediately following the Closing, which does not give effect to the potential exercise of any unvested warrants, the Holdco Preferred Shares or any of Nuvo’s equity awards assumed by Holdco:

	Share Ownership in Holdco
Shareholders	Number of Holdco Ordinary Shares	Percentage of Holdco Share Capital
LAMF Public Shareholders(1)	1,356,330	4.1%
Sponsor(2)	7,381,373	22.2%
Nuvo Shareholders(3)	24,523,846	73.7%
Total	33,261,549	100.0%
Total Preferred Shares(4)	1,850,126

(1)	Includes 143,370 of LAMF Public Shareholders after redeemed shares, and includes 1,212,960 shares transferred by the Sponsor to certain LAMF Shareholders who agreed not to redeem their LAMF Class A Ordinary Shares at the extraordinary general meeting of LAMF’s shareholders held on May 11, 2023.
(2)	Includes 1,106,000 shares held by the Sponsor, 55,000 shares issued to an affiliate of the Sponsor upon conversion of $550,000 of Working Capital Loans and 8,433,333 Founder Shares held by the Sponsor, LAMF’s independent directors and LAMF Insiders. The 8,433,333 Founder Shares were converted from Class B Ordinary Shares to Class A Ordinary Shares through the Founder Share Conversion. Prior to the Closing, the Sponsor forfeited 1,000,000 shares as part of the Interim Financing which shares are excluded from the table above. As of December 31, 2023 there were no LAMF Class B Ordinary Shares outstanding.
(3)	The number of shares reflects the conversion of the SAFE liability and the Nuvo Convertible Loans to Holdco Ordinary Shares based on the conversion ratio of 6.47 as of December 31, 2023.
(4)	The Holdco Preferred Shares are not included in the weighted average ordinary shares for the purpose of calculating loss per share because they do not participate in losses.

The unaudited pro forma condensed combined financial information has been prepared considering actual redemptions of 25.16 million shares of Class A common stock.

Unaudited Pro Forma Condensed Combined Pro Forma Balance Sheet

as of December 31, 2023

(in thousands, except per share data)

	LAMF Global Ventures Corp. 1 (Historical)	Nuvo (Historical)	Holdco Nuvo Group D.G Ltd.	Subsequent Event Adjustments		Transactions Accounting Adjustments		Pro Forma Combined Balance
ASSETS
Current Assets:
Cash and cash equivalents	$128	553	-	$451	A	$987	J	$2,119
Inventory	-	20	-	-		-		20
Accounts receivable	-	40	-	-		-		40
Other current asset	-	964	-	-		-		964
Prepaid expenses	43	-	99	(99)	B	-		43
Total current assets	171	1,577	99	352		987		3,186
Restricted cash (Non-current)	-	28	-	-		-		28
Property and equipment, net	-	741	-	-		-		741
Other assets	-	1,140	-	-		-		1,140
Cash in Trust Account	32,179	-	-	-		(32,179)	K	-
Total Assets	$32,350	3,486	99	$352		$(31,192)		$5,095
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accruals:
Trade	$-	952	-	$-		$-		$952
Other	-	3,307	-	-		1,091	L	$4,398
Due to sponsor	88	-	-	-		(88)	M	-
Sponsor advance	650	-	-	-		277	M	927
Non-redemption liability	205	-	-	-		(205)	N	-
Other Current Liabilities	-	-	99	(99)	C	-		-
SAFE Liability	-	16,059	-	-		(16,059)	O	-
Bridge Loans (Current)	-	249	-	-		-		249
Working capital loans	-	-	-	550	D	-		550
Convertible Loans	-	10,378	-	-		(10,378)	O	-
Accrued expenses	4,934	-	-	-		2,219	M	7,153
Total current liabilities	5,877	30,945	99	451		(23,143)		14,229
Deferred underwriting fee payable	9,915	-	-	(9,915)	E	-		-
Bridge Loans (Non-current)	-	949	-	4,839	F	-		5,788
Cross Over preferred- put option	-	7,464	-	-		-		7,464
Deferred advisory fees payable	2,974	-	-	-		-		2,974
Total liabilities	18,766	39,358	99	(4,626)		(23,143)		30,455

Holdco Preferred Shares	-	31,618	-	-		-		31,618
Ordinary Shares subject to possible redemption	32,079	-	-	100	G	(32,179)	P	-
Total ordinary shares subject to possible redemption	32,079	31,618	-	100		(32,179)		31,618

Shareholders’ equity:
Nuvo Ordinary Shares	-	39	-	-		(39)	Q	-
LAMF Ordinary Shares Class A	1	-	-	-		(1)	R	-
LAMF Ordinary Shares Class B	-	-	-	-		-		-
Holdco Ordinary Shares	-	-	-	-		27,165	S	27,165
Additional paid-in capital	415	76,245	-	11,723	H	(17,329)	T	71,054
Accumulated deficit	(18,911)	(143,774)	-	(6,845)	I	14,334	U	(155,196)
Total shareholders’ equity	(18,495)	(67,490)	-	4,878		24,130		(56,978)
Total liabilities and shareholders’ deficit	$32,350	3,486	99	$352		$(31,192)		5,095

Unaudited Pro Forma Condensed Combined Pro Forma Income Statement

for the Period Ended December 31, 2023

(in thousands, except per share data)

	LAMF Global Ventures Corp. 1 (Adjusted)	Nuvo (Historical)	Holdco Nuvo Group D.G Ltd.	Subsequent Event Adjustments		Transactions Accounting Adjustments		Pro Forma Combined Balance
Revenue	$-	$176	$-	$-		$-		$176
Cost of revenues:	-	(191)	-	-		-		(191)
Gross profit (loss)	$-	$(15)	$-	$-		$-		$(15)
Cost and expenses
Research and development, net	$-	(8,324)	-	-		-		$(8,324)
Sales and marketing	-	(3,221)	-	-		-		(3,221)
General and administrative	(8,649)	(5,073)	-	(1,907)	AA	-		(15,629)
Loss from operations	(8,649)	(16,633)	-	(1,907)		-		(27,189)
Change in fair value of financial instruments	-	(18,017)	-	-		18,500	AB	483
Other financial expenses, net	-	(44)	-	-		-		(44)
Dividend income	966	-	-	-		(966)	AC	(0)
Interest income	4,228	-	-	-		(4,228)	AC	(0)
Change in fair value of derivatives	(33)	-	-	-		33	AD	(0)
Income (loss) before income taxes	$(3,489)	$(34,694)	$-	$(1,907)		$13,339		$(26,750)
Income taxes	-	(1,039)	-	-		-		(1,039)
Net income (loss)	$(3,489)	$(33,655)	$-	$(1,907)		$13,339		$(25,711)
Total comprehensive income (loss)	$(3,489)	$(33,655)	$-	$(1,907)		$13,339		$(25,711)

Ordinary Shares (Income) Loss per Share:
Basic and Diluted weighted average shares outstanding (Class A)	17,523,880	18,046,742	-
Income (loss) per share	$(0.17)	$(1.86)	$-

Basic and Diluted weighted average shares outstanding (Class B)	3,049,863
Income per share	$(0.17)

Ordinary Shares Income (Loss) per Share:
Net loss attributable to Ordinary Shareholders, basic and diluted								(25,711)
Basic and Diluted weighted average shares outstanding								33,261,549
Loss per share								(0.77)

Unaudited Pro Forma Condensed Combined Pro Forma Income Statement

for the Year ended December 31, 2022

(in thousands, except per share data)

	LAMF Global Ventures Corp. 1 (Adjusted)	Nuvo (Historical)	Holdco Nuvo Group D.G Ltd.	Transaction Pro Forma Adjustments		Pro Forma Combined
Cost and expenses
Research and development, net	$-	$9,893	$-	$-		$9,893
Sales and marketing	-	4,752	-	-		4,752
General and administrative	1,690	6,161	-	-		7,851
Total costs and expenses	1,690	20,806	-	-		22,496
Change in fair value of financial instruments	-	(971)	-	971	AB	-
Financial expenses	-	69	-	-		(69)
Dividend income	(753)	-	-	753	AC	-
Interest income	(3,188)	-	-	3,188	AC	-
Loss (income) before income taxes	(2,251)	19,904	-	4,912		22,565
Income taxes	-	775	-	-		(775)
Net (income) loss	$(2,251)	$20,679	$-	$(4,912)		$(23,340)
Total comprehensive income (loss)	$(2,251)	$20,679	$-	$(4,912)		$(23,340)

Ordinary Shares income (loss) per Share:
Basic and Diluted weighted average shares outstanding (Class A)	26,406,000	17,023,397	-
Income (loss) per share	$(0.06)	$1.21	$-

Basic and Diluted weighted average shares outstanding (Class B)	8,433,333
Income per share	$(0.06)

Ordinary Shares Loss per Share:
Net Loss Attributable to Ordinary Shareholders, basic and diluted						(23,340)
Basic and Diluted weighted average shares outstanding						37,394,332
Loss per share						(0.62)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 – Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The Business Combination has been accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, LAMF has been treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination has been treated as the equivalent of Nuvo issuing shares in exchange for the net assets of LAMF, accompanied by a recapitalization as Holdco. The net assets of LAMF has been recognized at carrying value, with no goodwill or other intangible assets recorded. Therefore, any change in the Equity Exchange Ratio has not impacted the pro forma condensed combined financial statements because Nuvo has accounted for the acquisition of LAMF based on the amount of net assets acquired upon consummation of the Business Combination.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023, assumes that the Business Combination occurred on December 31, 2023. The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2023 and the year ended December 31, 2022 presents the pro forma effect of the Business Combination as if it had been completed on January 1, 2022. These financial statements are presented on the basis of Nuvo as the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023, has been prepared using, and should be read in conjunction with, the following:

●	LAMF’s audited balance sheet as of December 31, 2023, and the related notes, incorporated by reference into this Report; and

●	Nuvo’s audited consolidated balance sheet as of December 31, 2023, and the related notes, attached as Exhibit 15.1 to this Report.

●	The audited pro forma condensed combined statement of operations for the twelve months ended December 31, 2023 and the year ended December 31, 2022 have been prepared using, and should be read in conjunction, with the following:

●	LAMF’s audited statement of operations for the twelve months ended December 31, 2023, and audited statement of operations for the year ended December 31, 2022 and the related notes, incorporated by reference into this Report; and

●	Nuvo’s audited consolidated statement of comprehensive loss for the twelve months ended December 31, 2023, audited consolidated statement of comprehensive loss for the year ended December 31, 2022, and the related notes, attached as Exhibit 15.1 to this Report.

LAMF’s management has made significant estimates and assumptions in its determination of the pro forma adjustments (“Transaction Accounting Adjustments”). As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. The related Transaction Accounting Adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Holdco’s financial condition and results of operations as if the Business Combination was completed on the dates indicated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. LAMF believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination (“Management Adjustments”). LAMF has elected not to present Management Adjustments and has only presented Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the financial statements and notes thereto of each of LAMF and Nuvo included or incorporated by reference elsewhere in this Report.

The combined company’s balances described below are performed based on the Trust Account figures as of December 31, 2023, which included $32.1 million of cash and accrued interest held in the Trust Account and 2,952,616 outstanding LAMF Class A Ordinary Shares held by Public Shareholders. This results in an implied redemption price per share of $10.54. On May 11, 2023, as part of the approval of the Extension Proposal, LAMF approved the conversion of 8,433,333 LAMF Class B Ordinary Shares to 8,433,333 LAMF Class A Ordinary Shares (the “Founder Share Conversion”). Further, 22,347,384 LAMF Class A Ordinary Shares were redeemed for approximately $235.0 million at a value of $10.52 per share, based on Trust Account figures at the time of redemption. As a result, there were 12,491,949 LAMF Class A Ordinary Shares outstanding following the approval of the Extension Proposal and, as of December 31, 2023, there were no LAMF Class B Ordinary Shares outstanding. Of the 12,491,949 LAMF Class A Ordinary Shares, 9,539,333 shares were not subject to redemption, which include 1,106,000 shares held by the Sponsor and 8,433,333 shares converted in the Founder Share Conversion that are held by the Sponsor, LAMF’s independent directors and LAMF Insiders

Note 2 – Accounting Policies

Upon consummation of the Business Combination, Holdco management has performed a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which could have a material impact on the financial statements of Holdco.

Note 3 – Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The historical audited financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that directly reflect the accounting for the transaction. Nuvo and LAMF have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the estimated number of Holdco shares outstanding, assuming the Business Combination occurred on January 1, 2022, inclusive of the adjustments described below.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023, are as follows:

(A)	Represents adjustments to cash assuming 25.16 million Class A share redemptions as follows:

	(In thousands)
Proceeds from Bridge Loans	$4,839	(i)
Outlay of Bridge Loans for operations	(4,839)	(ii)
Repayment of Holdco deferred offering costs	(99)	(iii)
Proceeds from Working Capital Loan	550	(iv)
Total	$451

(i)	Represents proceeds of $4.8 million received from the issuance of additional Nuvo Convertible Loans.
(ii)	Represents cash outlay of $4.8 million for operational requirements.
(iii)	Represents $0.1 million of repayment of Holdco deferred offering costs.
(iv)	Represents the proceeds of $0.6 million received by LAMF from the issuance of Working Capital Loans.

(B)	Represents $0.1 million derecognition of the deferred offering costs adjusted against additional paid in capital.

(C)	Represents $0.1 million of deferred offering costs paid by Nuvo adjusted against cash and cash equivalents.

(D)	Represents the liability associated with the Working Capital Loan received by LAMF.

(E)	Reflects the waiver of $9.9 million of deferred underwriting fees incurred during LAMF’s IPO due upon completion of the Business Combination.

(F)	Reflects the liability associated with the $4.8 million of issuance of additional Nuvo Convertible Loans.

(G)	Reflects the elimination of interest accretion of $0.1 million.

(H)	Reflects the following transactions that increase or decrease additional paid-in capital. The unaudited pro forma condensed balance sheet reflects the corresponding total increase of $11.7 million to additional paid-in capital.

(I)	Reflects the following adjustments that increase or decrease Accumulated Deficit. The unaudited pro forma condensed balance sheet reflects the corresponding decrease of $6.8 million to Accumulated Deficit.

(J)	Represents adjustments to cash assuming 25.16 million Class A share redemptions as follows:

	(In thousands)
Release of cash from Trust Account	$32,179	(i)
Release of cash for redemption of shares	(30,597)	(ii)
Payment of transaction expenses	(595)	(iii)
Total	$987

(i)	Represents the reclassification of cash equivalents held in the trust account and to reflect that the cash equivalents are available to effectuate the transaction or to pay redeeming Parent public stockholders.
(ii)	Represents the payment of cash of $30.6 million paid for the redeeming Parent public stockholders.
(iii)

Represents incremental transaction costs incurred by Nuvo of approximately $0.2 million for legal, financial advisory and other professional fees incurred in consummating the Business Combination. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash with a corresponding increase in accumulated deficit as these costs are expensed as incurred.

Additionally, this includes incremental transaction costs incurred by LAMF in the amount of $0.4 million. The unaudited pro forma condensed combined balance sheet reflects payment of these costs as a reduction of cash, with a corresponding increase in accumulated deficit, as these costs are expensed as incurred.

(K)	Represents the reclassification of cash equivalents held in the Trust Account and to reflect that the cash equivalents are available to effectuate the transaction or to pay redeeming LAMF public shareholders.

(L)	Reflects the amount of Nuvo transaction costs deferred as part of Holdco's negotiation with vendors to defer these balances shortly after closing with funds from additional capital raises.

(M)	Represents payments and deferrals related to LAMF accrued expenses and payables to be settled upon Closing.

(N)	Represents settlement of the non-redemption liability to Holdco Ordinary Shares which will terminate upon the expiration of the Sponsor and LAMF Insiders non-redemption agreements in connection with the Closing.

(O)

Represents the conversion of the aggregate outstanding principal amount of, and accrued but unpaid interest on, Nuvo Convertible Loans into related SAFEs, then the corresponding conversion of these SAFEs into Holdco Ordinary Shares upon the completion of the Acquisition Merger. The conversion of the Nuvo Convertible Loans and SAFEs into Holdco Ordinary Shares is based on the conversion ratio in effect as of December 31, 2023, and will result in the issuance of 5,241,917 Holdco Ordinary Shares which amounts to a $26.4 million reclassification from Convertible Loans and SAFE liability to Holdco Ordinary Shares.

(P)	Reflects the reclassification of $1.6 million of LAMF public shares, from mezzanine equity to permanent equity. The unaudited pro forma balance sheet reflects the reclassification with a corresponding increase of $1.6 million to additional paid in-capital. Further reflects the redemption of $30.6 million of LAMF Class A Ordinary Shares.

(In thousands)
Reclassification of LAMF’s Redeemable Class A Ordinary Shares	1,582
Redemption of LAMF Class A Common Stock	30,597
Total	(32,179)

(Q)	Represents conversion of Nuvo Ordinary Shares to Holdco Ordinary Shares as a result of the Nuvo recapitalization.

(R)	Represents conversion of LAMF Class A Ordinary Shares to Holdco Ordinary Shares as a result of the Nuvo recapitalization.

(S)	Reflects the following transactions that increase Holdco. Ordinary Shares. The unaudited pro forma condensed balance sheet reflects the corresponding total increase of $27.2 million to Holdco. Ordinary Shares.

(In thousands)
Conversion of SAFE to Holdco Ordinary Shares	$16,059
Recapitalization of Nuvo Ordinary Shares to Holdco Ordinary Shares	39
Conversion of LAMF Class A Ordinary Shares to Holdco Ordinary Shares	1
Recapitalization of accrued interest on Convertible Loan	483
Settlement of shares by the Sponsor upon closing	205
Conversion of Convertible Loan to Holdco Ordinary Shares	10,378
Total	$27,165

(T)	Reflects the following transactions that increase or decrease additional paid-in capital. The unaudited pro forma condensed balance sheet reflects the corresponding total decrease of $17.3 million to additional paid-in capital.

(In thousands)
Reclassification of LAMF's Redeemable Class A Ordinary Shares	$1,582
Reclassification of LAMF's historical retained earnings balance into additional paid-in capital	(18,911)
Total	$(17,329)

(U)	Reflects the following adjustments that increase or decrease Accumulated Deficit. The unaudited pro forma condensed balance sheet reflects the corresponding increase of $14.3 million to Accumulated Deficit.

(In thousands)
Acquisition related transaction expenses incurred by Nuvo	$(1,279)
Acquisition related transaction expenses incurred by LAMF	(2,815)
Recapitalization of accrued interest on Convertible Loan	(483)
Elimination of historical LAMF Acquisition Corporation retained earnings	18,911
Total	$14,334

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited Pro Forma Condensed Combined Statement of Operations for the twelve months ended December 31, 2023, and year ended December 31, 2022 are as follows:

(AA)	Represents the expense of $1.9 million incurred upon the issuance of Ordinary Warrants.

(AB)	Represents the elimination of the change in fair value of the Company’s Crossover Preferred Shares, Convertible Loans and SAFE financial instruments of $18.5 million for the twelve months ended December 31, 2023, and $1.0 million for the year ended December 31, 2022.

(AC)	Represents the elimination of the interest income and dividend income earned from the investments held in the Trust Account of $5.2 million for the twelve months ended December 31, 2023, and $3.9 million for the year ended December 31, 2022.

(AD)	To reflect the elimination of the change in fair value of derivatives held.

Note 4 – Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2022. As the Business Combination, including related proposed equity purchases, is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented. If the maximum number of ordinary shares of LAMF are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared for redemptions of 25.16 million Class A shares:

Twelve Months Ended December 31, 2023
Ordinary Shares Pro Forma Basic and Diluted Loss Per Share
Pro Forma net loss attributable to Ordinary shareholders	$(25,711)
Weighted average shares outstanding, basic and diluted	33,261,549
Basic and diluted net loss per Ordinary share	$(0.77)

Ordinary Shares Pro Forma Weighted Average Shares—Basic and Diluted
Ordinary Shares issued to Nuvo stockholders	24,523,846
Ordinary Shares issued to current LAMF public shareholders	1,356,330
Sponsor	7,381,373
Holdco Ordinary Shares Pro Forma Weighted Average Shares—Basic and Diluted	33,261,549

As a result of the pro forma net loss, the loss per share amounts exclude the anti-dilutive impacts from the following securities:

●	The 3,663,440 Holdco stock options and 1,586,314 Holdco warrants outstanding as of the close of the Business Combination.

●	The 1,778,685 Crossover preferred stock outstanding as of the close of the Business Combination.

●	The 12,650,000 Public Warrants that will be exercisable to purchase Holdco Ordinary Shares at an exercise price of $11.50 per share.

●	The 553,000 Private Placement Warrants that will be exercisable to purchase Holdco Ordinary Shares at an exercise price of $11.50 per share.

●	The 1,713,010 Ordinary Stock Warrants outstanding as of the close of the Business Combination.

●	The 27,500 Working Capital Loan Warrants outstanding as of the close of the Business Combination.